Exhibit 99.2
Rio Tinto plc
2 Eastbourne Terrace
LondonW2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto to invest US$238 million in feasibility study and long- lead time items to extend Kennecott Utah Copper’s Bingham Canyon Mine
7 April 2011
Rio Tinto has approved US$238 million to advance a feasibility study for extending the life of Kennecott Utah Copper’s Bingham Canyon Mine in Salt Lake City, and for the purchase of related long-lead time equipment.
The study will look at extending the mine’s life from 2019 to 2028 through pushing back the south wall and constructing supporting infrastructure and equipment. This includes a fifth grinding line at the Copperton Concentrator, expanding the tailings impound and upgrading power generation facilities.
The feasibility study has been discussed with the local community as part of an extensive community engagement programme that has been running since August 2010 in relation to the potential expansion and securing the necessary regulatory permits.
A final investment decision is expected in the first half of 2012.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Kennecott Utah Copper
As the second largest copper producer in the United States, Kennecott Utah Copper comprises nearly 25 percent of U.S. copper production. Kennecott’s Bingham Canyon Mine is one of the top producing copper mines in the world with production at more than 19 million tons. In 2010, Kennecott produced approximately 275,000 tons of copper, 400,000 ounces of gold, 4 million ounces of silver, 25 million pounds of molybdenum, and 1 million tons of sulfuric acid, a by-product of the smelting process.
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